Ranger Energy Services, Inc.
800 Gessner Street, Suite 1000
Houston, Texas 77024

August 1, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Ranger Energy Services, Inc.

Registration Statement on Form S-1
Response Dated July 25, 2017
File No. 333-218139

Ladies and Gentlemen:

Set forth below are the responses of Ranger Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2017, with respect to correspondence submitted via EDGAR to the Staff on July 25, 2017 related to the Company’s Registration Statement on Form S-1, File No. 333-218139 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) through EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

General

Prospectus Summary, page 1

Recent Developments, page 9

Preliminary Financial and Operating Results, page 10

1.                                      We see that you have disclosed various measures of revenues and rig hours for the quarter ended June 30, 2017, including change in revenues for two segments and comparisons between this activity and the preceding quarter, also the corresponding quarter of the prior year. However, you describe the measures as “preliminary estimates” and “forecasted financial information.” You disclose that you have not completed your normal reporting processes with respect to these amounts and explain that once you review the information the figures could require adjustments that are

Securities and Exchange Commission

August 1, 2017

material. You also explain that your auditors have not performed any procedures with respect to the forecasted financial information. We note that you have not provided any corresponding figures of income or earnings per share.

Please address the guidance in Item 10(b) of Regulation S-K, particularly as it relates to inferences that may arise when revenues are disclosed without a corresponding measure of income or earnings per share. Given the uncertainties and possibility of material adjustments prevailing in advance of competing your review, also clarify the timeline for any additional procedures necessary to establish a reasonable basis for the disclosure, and to provide incremental financial measures to address the aforementioned guidance in advance of requesting effectiveness.

RESPONSE:  We advise the Staff that we have removed the measures of revenue and rig hours for the quarter ended June 30, 2017 from Amendment No. 3. We anticipate that we may file with a subsequent amendment to the Registration Statement, in advance of requesting effectiveness, preliminary estimates of our financial and operating results for the quarter ended June 30, 2017, which preliminary estimates, if provided, will address the comments of the Staff.

Unaudited Pro Forma Condensed Financial Statements

Note 3 — Unaudited Pro Forma Condensed Balance Sheet Adjustments and Assumptions

2.                                      We note that although (d) has been referenced for an adjustment to cash related to the offering, the details provided do not clearly correspond. Please reconcile between the details and the adjustment and explain why $9.9 million in related party debt is shown as part of the offering related adjustment.

RESPONSE:  We advise the Staff that we have revised the unaudited pro forma condensed financial statements in Amendment No. 3 to indicate as a separate adjustment that the $9.9 million in related party debt is related to additional indebtedness incurred pursuant to the Ranger Bridge Loan.

3.                                      We note that within the use of proceeds disclosure on page 57, you indicate that Ranger LLC will use some of the proceeds to “...acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement.” The table in note (d) does not include a line item for these purchases. Please disclose how this purchase of rigs has been considered in preparing the pro forma balance sheet and explain your rationale.

RESPONSE:  We advise the Staff that we have revised our use of proceeds disclosure to indicate that the remaining net proceeds from the offering will be used for general corporate purposes, including to acquire high-spec well service rigs. We intend to fund the acquisition of additional high-spec well service rigs (including pursuant to the NOV Purchase Agreement), through the remainder of 2017 and in 2018 with cash on hand, a portion of the net proceeds of this offering, cash generated from operations and borrowings  under our revolving credit facility. We have not “earmarked” the balance of the net proceeds of this offering for the purchase of any specific well service rigs. As a result, because we are unable to determine with specificity the

Securities and Exchange Commission

August 1, 2017

application of the balance of the net offering proceeds as it relates to the purchase of additional high-spec well service rigs, we did not consider making an adjustment for such future purchases to be an appropriate pro forma adjustment under Article 11 of Regulation S-X.

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Securities and Exchange Commission

August 1, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790.

Very truly yours,

RANGER ENERGY SERVICES, INC.

		By:	/s/ Darron M. Anderson
		Name:	Darron M. Anderson
		Title:	President and Chief Executive Officer
Enclosures

cc:	Douglas E. McWilliams
Julian J. Seiguer
Vinson & Elkins L.L.P.